Exhibit 14.1
Human Genome Sciences, Inc.
Code of Ethics and Business Conduct
December 18, 2006

Table of Contents

Introduction	1

Our Goal: An Ethical Work Environment	2

Treat in an Ethical Manner Those to Whom HGS Has an Obligation	3

Obey the Law	3

Promote a Positive Work Environment	3

Work Safely: Protect Yourself and Your Fellow Employees	4

Keep Accurate and Complete Records	4

Know and Follow the Law When Involved in International Business	4

Follow the Rules with Respect to U.S. Government Contracts	4

Follow the Rules in Using or Working with Former Government Personnel	5

Follow the Law and Use Common Sense in Political Contributions and Activities	5

Carefully Seek Bids, Negotiate, and Perform Contracts	5

Avoid Illegal and Questionable Gifts or Favors	6

Steer Clear of Conflicts of Interest	7

Maintain the Integrity of Consultants, Agents, Partners and Representatives	8

Protect Proprietary Information	8

Obtain and Use Company and Customer Assets Wisely	8

Do Not Engage in Speculative or Insider Trading	9

Comply with Disclosure Controls and Internal Controls	9

Record Costs Properly	10

Strictly Adhere to All Antitrust Laws	11

Violations of Code of Ethics and Business Practices	11

Compliance and Reporting	11

Quick Quiz	12

Acknowledgment	13

Introduction
The Company’s Board of Directors has adopted this document as our Company’s Code of Ethics and Business Conduct. It summarizes the values and principles that are to guide our actions in business. We expect our agents, consultants, contractors, representatives, investigators, and partners to be guided by them as well.
As a pharmaceutical company, Human Genome Sciences has a higher duty of ethical conduct than many companies. Our actions affect not only the financial interests of those with whom we conduct business, but also the health and safety of the patients who participate in our clinical trials and who someday will purchase our products.
Our goal is to set the highest standard for ethical business conduct. However, no one person can achieve this goal alone. It requires all of us working together to create, enforce and adhere to a culture of honesty, responsibility and accountability. Each of us at the end of the day should feel proud of what we accomplish and how we are accomplishing it.
Setting the standard for ethical business conduct requires adherence to six principles:
Honesty: to be truthful and accurate in all our endeavors; to be honest and forthright with one another and with our patients, investigators, partners, suppliers, communities, and shareholders.
Integrity: to say what we mean, to deliver what we promise, to disclose mistakes and inaccuracies, without hesitation, and to stand for what is right.
Respect: to treat one another with dignity and fairness, appreciating the diversity of our workforce and the uniqueness of each employee.
Trust: to build confidence through teamwork and open, candid communication.
Responsibility: to speak up — without fear of retribution — and report concerns in the work place, including violations of laws, regulations and company policies, and to seek clarification and guidance whenever there is doubt.
Obedience to the Law: to obey all the laws of the United States and the other countries in which we do business and to do our part to make the communities in which we live better.
The Company’s Board of Directors, Management Committee, and other managers will do everything in our power to meet this Code and the Company’s standards. We are counting on you to do the same. We are confident that our trust in you is well placed and we are determined to be worthy of your trust.

Our Goal: An Ethical Work Environment
We have established an Ethics Office to underscore our commitment to ethical conduct throughout our Company and have appointed the General Counsel to serve as the Company’s Ethics Officer.
As head of the Ethics Office, the General Counsel reports directly to the Chief Executive Officer and the Audit Committee of the Board of Directors, and oversees a corporate-wide effort to promote a positive, ethical work environment for all employees.
Our Ethics Office operates a confidential Ethics HelpLine. You are urged to use this helpline whenever you have an ethical question or concern that cannot be readily addressed within your work group or through your supervisor.
In addition, if you need information on how to contact the Ethics Office — or wish to discuss a matter of concern with the Ethics Office — you are encouraged to use one of the following confidential means of communication: Call Toll Free: Internet Email:
When you contact the Company Ethics Office:
•	You will be treated with dignity and respect.
•	Your communication will be protected to the greatest extent possible.
•	Your concerns will be seriously addressed and, if not resolved at the time you call, you will be informed of the outcome.
•	You need not identify yourself.
•	You are not at risk of a penalty for using the HelpLine. People in a position of authority are subject to disciplinary action up to and including termination of employment if they try to coerce you or prevent you from contacting the Ethics Office.
This code of conduct is online at www.HGSI.com.

Treat in an Ethical Manner Those to Whom HGS Has an Obligation
We are committed to the ethical treatment of those to whom we have an obligation.
For our employees we are committed to honesty, just management, and fairness, providing a safe and healthy environment, and respecting the dignity due every individual.
For our principal investigators and patients we are committed to honesty, safety, and respect.
For the communities in which we live and work we are committed to acting as concerned and responsible neighbors, reflecting all aspects of good citizenship.
For our shareholders we are committed to pursuing sound growth and earnings objectives and to exercising prudence in the use of our assets and resources.
For our suppliers and partners we are committed to fair competition and the sense of responsibility required of a good customer and partner.
Obey the Law
We will conduct our business in accordance with all applicable laws and regulations, including specifically all laws relating to the manufacturing, research, development, sale and marketing of pharmaceutical products, all laws and regulations relating to government contracts and all laws relating to financial and expense reporting and disclosure. Compliance with the law does not comprise our entire ethical responsibility. Rather, it is the minimum, absolutely essential condition for performance of our duties.
Promote a Positive Work Environment
All employees want and deserve a work place where they feel respected, satisfied, and appreciated. Harassment or discrimination of any kind and especially involving race, color, gender, age, religion, national origin, disability, sexual orientation or any other characteristic protected by federal, state or local law is unacceptable in our work place environment.
Providing an environment that supports the honesty, integrity, respect, trust, and responsibility of every employee permits us the opportunity to achieve excellence in our work place. While everyone who works for the Company must contribute to the creation and maintenance of such an environment, our executives and management staff assume special responsibility for fostering a work environment that will stimulate the best in all of us.
For further information, please see Section I. (Joining HGS) of “HGS Is You,” the Company’s Employee Manual.

Work Safely: Protect Yourself and Your Fellow Employees
We are committed to providing a drug-free, safe, and healthy work environment. Each of us is responsible for compliance with environmental, health, and safety laws and regulations. You should observe posted warnings and regulations. You also should report immediately to the appropriate management any accident or injury sustained on the job, or any environmental or safety concern you may have.
Keep Accurate and Complete Records
We must maintain accurate and complete Company records of all types, including laboratory notebooks, clinical trial and regulatory records, financial records, and all other corporate documents. All scientific records must be kept up to date and all entries made promptly and accurately. Transactions between the Company and outside individuals and organizations must be promptly and accurately entered in our books in accordance with generally accepted accounting practices and principles. No one should rationalize or even consider misrepresenting facts or falsifying records of any type. It is illegal, will not be tolerated, and will result in disciplinary action up to and including termination of employment.
Know and Follow the Law When Involved in International Business
The Foreign Corrupt Practices Act (FCPA) is a law of the United States that forbids the improper giving, offering or promising of anything of value to foreign officials or foreign political parties, officials or candidates, for the purpose of influencing them to misuse their official capacity to obtain, keep, or direct business or to gain any improper advantage. In addition, the FCPA prohibits knowingly falsifying the books and records of a company or knowingly circumventing or failing to implement accounting controls. HGS employees involved in our international operations must become familiar with the FCPA and with similar laws that govern our operations in other countries in which we do business.
It is also important that employees doing business in foreign countries know and abide by the laws of those countries. If you have any questions at any time, consult with the Legal Department.
Follow the Rules with Respect to U.S. Government Contracts
HGS employees who work on U.S. Government contracts or with U.S. Government personnel must become familiar with the unique aspects of the rules and regulations affecting Government contracts and personnel. If you have any questions, consult the Company’s policies and procedures, and seek the advice of your supervisor, manager or the Legal Department.

Follow the Rules in Using or Working with Former Government Personnel
Extensive laws and regulations concerning conflicts of interest govern the employment or use of former military and civilian government personnel. These rules include provisions concerning contacts or negotiations with current government employees to discuss their potential employment by the Company or their use as consultants or subcontractors. All such rules must be fully and carefully observed. Before engaging in such discussions, consult the Company’s policies and procedures, and seek the advice of your supervisor, manager or the Legal Department.
Follow the Law and Use Common Sense in Political Contributions and Activities
Federal law prohibits corporations from donating corporate funds, goods, or services — directly or indirectly — to candidates for federal offices. This includes employees’ work time.
Carefully Seek Bids, Negotiate, and Perform Contracts
We must comply with the legal rules that pertain to the acquisition of goods and services by our customers, including especially our government customers. The Company is committed to competing in a fair and ethical manner for all business opportunities. In circumstances where there is reason to believe that the release or receipt of non-public information is unauthorized, we will not attempt to obtain and will not accept such information from any source. Examples of situations that could give us an unfair competitive advantage in a government procurement and could result in violations of law include: paying bribes or kickbacks, engaging in industrial espionage, obtaining the proprietary data of a third party without authority, or gaining inside information or influence.
Appropriate steps should be taken to recognize and avoid organizational conflicts in which one business unit’s activities may preclude the pursuit of a related activity by another business unit.
If you are involved in preparing bid requests, reviewing proposals or negotiating contracts, you must be certain that all statements, communications, and representations made during such activities are accurate and truthful. Once awarded, the Company must perform in compliance with the terms and conditions of such contracts and accurately and truthfully report on the progress of the project. Moreover, all statements, communications and representations made in connection with claims for payment under the contract must be accurate and truthful.
The False Statements Act provides for criminal penalties for anyone who, in providing information to the government, knowingly and willfully falsifies or conceals a material fact, makes a materially false statement or representation, or uses a document known to contain materially false information. The False Claims Act (“FCA”) contains both civil and criminal penalties for anyone who knowingly presents a false claim to the government for payment. Contractors can be liable under the civil FCA for submitting information with “reckless disregard” or “deliberate ignorance” of its accuracy. Compliance with these statutes requires scrupulous honesty and a strong commitment to accuracy in information presented in all communications with the government.

For further information, please see the Company’s Purchasing Policies and Procedures Handbook.
Avoid Illegal and Questionable Gifts or Favors
The general standard of conduct applicable to HGS’ sale of products and services is that employees must not give or accept business courtesies that are, or could be reasonably perceived as, unfair inducements to doing business or that would violate law, regulation or policies of the company or a customer.
To Government Personnel:
Federal, state and local government departments and agencies are governed by laws and regulations concerning acceptance by their employees of entertainment, meals, gifts, gratuities, and other things of value from firms and persons with whom those departments and agencies do business or over whom they have regulatory authority. It is the policy of the Company to comply strictly with those laws and regulations. HGS employees may not give anything of value to federal Executive Branch employees, except as follows:
•	HGS advertising or promotional items of nominal intrinsic value (generally $20 or less) -e.g., a coffee mug, calendar, or similar item displaying the company logo;
•	Modest refreshments such as soft drinks, coffee, and donuts on an occasional basis in connection with business activities; or
•	Business-related meals and local transportation having an aggregate value of $20 or less per occasion, provided, however, that such items may not in aggregate exceed $50 in a calendar year.
Legislative, judicial, and state and local government personnel are subject to different restrictions. These laws and regulations must be consulted prior to offering such personnel anything of value.
To Non-Government Personnel:
As long as it does not violate the standards of conduct of the recipient’s organization, it is an acceptable practice to provide meals, refreshments, and entertainment of reasonable value in conjunction with business discussions with non-government personnel. Token gifts may be provided to business contacts, but the aggregate value of all such gifts given to the business contact may not exceed $100 in any twelve-month period.
To Foreign Government Personnel and Public Officials:
The Company may be restricted from giving meals, gifts, gratuities, entertainment, or other things of value to personnel of foreign governments and foreign public officials by laws of the United States and foreign countries. Employees must discuss such situations with the Ethics Officer prior to making any gifts or providing any gratuities.

To HGS Personnel:
Company employees are not permitted to accept cash, cash equivalents, monetary instruments or loans, in any form or amount.
In addition, Company employees are not permitted to accept gifts of merchandise, tickets to sporting events, recreational or other events, enjoyment or use of property or facilities for weekends, vacations, trips, and the like that have a retail or exchange value of $50 or more from individuals, organizations, or representatives of organizations having or seeking business relationships with HGS, unless approved by his or her supervisor and the Ethics Officer. Solicitation of gifts is always prohibited.
If you buy goods or services for the Company, or are involved in the procurement process, you are held to a higher standard due to your position in the Company. You are not permitted to accept gifts, including cash, cash equivalents, monetary instruments or loans, in any form or amount, including gifts of merchandise, enjoyment or use of property or facilities for weekends, vacations, trips, and the like from individuals, organizations, or representatives of organizations having or seeking business relationships with HGS. You must treat all suppliers uniformly and fairly. In deciding among competing suppliers, you must objectively and impartially weigh all facts and avoid even the appearance of favoritism. Established routines and procedures should be followed in the procurement of all goods and services.
HGS employees may accept occasional unsolicited meals, refreshments, or entertainment of nominal value in connection with business discussions as long as it is neither frequent nor so extensive as to raise any question of impropriety. While it is difficult to define “nominal” by means of a specific dollar amount, a common sense determination should dictate what would exceed a nominal value. It is the personal responsibility of each employee to ensure that his or her acceptance of such meals, refreshments, or entertainment is proper and could not reasonably be construed in any way as an attempt by the offering party to secure favorable treatment.
If you have any questions about the propriety of a gift, gratuity, service, or item of value, contact your supervisor or the Company Ethics Office. Furthermore, if you become aware of a violation of this Code or an attempt made to coerce a violation of this Code, you must report it to your supervisor, Human Resources or the Ethics Office immediately.
Steer Clear of Conflicts of Interest
Playing favorites or having conflicts of interest — in practice or in appearance — runs counter to the fair treatment to which we are all entitled. A conflict of interest occurs whenever the private interests of an individual interfere with the interests of the Company. Avoid any relationship, influence, or activity that might impair, or even appear to impair, your ability to make objective and fair decisions when performing your job. When in doubt, share the facts of the situation with your supervisor or the Ethics Office.

Here are some ways a conflict of interest could arise:
•	Employment by a competitor or potential competitor, regardless of the nature of the employment, while employed by the Company.
•	Acceptance of gifts, payment, or services from those seeking to do business with HGS (except as expressly permitted by this Code).
•	Placement of business with a firm owned or controlled by an employee or his/her family or friends.
•	Ownership of, holder of more than five (5) percent of the total outstanding stock of a publicly traded company, or a substantial interest in, a company which is a competitor or a supplier.
•	Acting as a consultant to a Company customer or supplier.
Any actual or potential conflict of interest must be disclosed in writing to your supervisor, who will review the disclosure with the Legal Department.
Maintain the Integrity of Consultants, Agents, Partners and Representatives
Business integrity is a key standard for the selection and retention of those who represent the Company. Agents, representatives, partners or consultants must comply with the Company’s policies and procedures in their dealings with the Company and its employees and must never be retained to circumvent our values and principles.
Protect Proprietary Information
Proprietary company information may not be disclosed to anyone without proper authorization. Keep proprietary documents protected and secure. In the course of normal business activities and in accordance with a signed confidentiality agreement, suppliers, partners, and competitors may sometimes divulge to you information that is proprietary to their business. Comply with the terms of any such agreement.
For further information, please see Section I. (Joining HGS) of “HGS Is You,” the Company’s Employee Manual.
Obtain and Use Company and Customer Assets Wisely
Proper use of Company and customer property, facilities, and equipment is your responsibility. Use and maintain these assets with the utmost care and respect, guarding against waste and abuse and never borrow or remove them from Company premises without permission of management. Be cost-conscious and alert to opportunities for improving performance while reducing costs. The use of Company time, material, or facilities for purposes not directly related to Company business, or the removal or borrowing of company property without permission, is prohibited.

All employees are responsible for complying with requirements of software copyright licenses related to software packages used in fulfilling job requirements.
Do Not Engage in Speculative or Insider Trading
In our role as a U.S. corporation, we must always be alert to and comply with the securities laws and regulations of the United States. It is against the law for employees to buy or sell the Company’s stock based on “insider” information about or involving the Company. Play it safe: don’t speculate in the securities of the Company when you are aware of information affecting the company’s business that has not been publicly released or in situations where trading would call your judgment into question. As a Company employee, you are not permitted to trade options for, including “puts” and “calls,” or sell “short” any securities of the Company.
Two simple rules can help protect you in this area: (1) Do not use non-public information for personal gain; and (2) Do not pass along such information to someone else who has no need to know.
This guidance also applies to the securities of other companies (suppliers, vendors, subcontractors, partners, competitors, etc.) for which you receive information in the course of your employment at Human Genome Sciences.
For further information, please see Section II (Working at HGS) of “HGS Is You,” the Company’s Employee Manual.
Comply with Disclosure Obligations and Internal Reporting
We have adopted a system to ensure that all important information regarding the business and prospects of the Company is brought to the attention of our Chief Executive Officer and Chief Financial Officer. Accuracy and timeliness of compliance with these disclosure obligations is of critical importance not only to this system of disclosure itself, but also to our officers who must provide the financial statement and periodic report certifications required by federal law. We must all endeavor to:
•	Strictly adhere to the system to ensure the communication of important information, including any internal reporting responsibilities assigned to each of us by the Company.
•	Promptly report any significant event or occurrence (whether positive or negative) that arises in the course of each of our duties and responsibilities. Events or occurrences include those that affect or may affect the Company or our business associates, partners, representatives, customers, consultants, contractors, competitors or industry.

•	Be candid in discussing matters concerning internal reporting and business disclosures with our management, internal auditors, outside auditors, outside counsel and directors. Factual information is important, but opinions and observations are also valued.
The above system helps fulfill our obligation to make full, fair, accurate, timely, and understandable disclosures in all periodic reports and documents filed with the Securities and Exchange Commission, and other public communications by the Company. This obligation applies to all HGS employees, including all financial executives, with any responsibility for the preparation of such reports, including drafting, reviewing, and signing or certifying the information contained therein. Fulfilling this obligation requires operating in an environment of open communication, while not compromising proprietary and confidentiality concerns.
If you have concerns about any aspect of our financial disclosures, you should talk to your manager, the Finance organization, or the Legal Department. Any employee who receives a communication by another employee expressing concerns about questionable accounting or auditing matters must immediately report those concerns to the Ethics Office.
We have also adopted a system of internal reporting that must be strictly adhered to by all of us at HGS in providing financial and business transaction information to and within the Company. This system is the backbone of the integrity of our financial records and financial statements, and in order it to fulfill its purpose, we must all endeavor to:
•	Promptly report to the Ethics Office any known or suspected violations of the Company’s internal reporting system that come to our attention.
•	Promptly report to the Ethics Office any known or suspected dishonest, deceptive or questionable transactions or occurrences that come to our attention. Reportable transactions would include embezzlement, forgery or alteration of checks and other documents, theft, misappropriation or making personal use of Company assets, falsification of records, falsified expense reporting and other similar events.
•	Bring to the attention of the Ethics Office any changes that we believe may improve the Company’s system of internal reporting.
For further information, please see the HGS Intranet site for the complete “Disclosure Controls and Procedures Policy.”
Record Costs Properly
Employees and their supervisors must ensure that labor and material costs are accurately recorded and charged on the Company’s records in accordance with Company policy. These costs include, but are not limited to, normal contract work of HGS employees, work of subcontractors and suppliers and bid and proposal activities.

Strictly Adhere to All Antitrust Laws
Antitrust laws exist in the United States and in many other countries where the Company does business. These laws deal with agreements and practices “in restraint of trade” such as price fixing and boycotting suppliers or customers. Antitrust laws are enforced vigorously. Violations may result in severe penalties, including significant fines against the company. There may also be legal sanctions against individual employees, including substantial fines and prison sentences. HGS employees involved in any dealings with competitors are expected to know that the United States and other countries’ antitrust laws may apply to their activities and to consult with the Legal Department prior to negotiating with or entering into any arrangement with a competitor.
Violations of Code of Ethics and Business Practices
Any employee who violates any part of this Code may be subject to disciplinary action in the form of oral reprimand/warning, written reprimand/warning, suspension and/or termination. The previous list is not all-inclusive, as the nature and seriousness of the violation may warrant other disciplinary action. The Company reserves the right to take whatever disciplinary action it deems appropriate, up to and including termination of employment.
Compliance and Reporting
As a Company employee, you will be required to annually acknowledge compliance with this Code of Ethics and report any conflicts of interest. If at any time, you become aware of a violation of this Code, report it to your supervisor, Human Resources or the Ethics Office.

Quick Quiz:
Take the Quick Quiz below and make sure you are on solid ethical ground.
Quick Quiz - When In Doubt, Ask Yourself...
☐ Are my actions legal?
☐ Am I being fair and honest?
☐ Will my action stand the test of time?
☐ How will I feel about myself afterwards?
☐ How would my actions look if reported in the newspaper?
☐ Will I sleep soundly tonight?
☐ What would I tell my child to do?
If you are still not sure what to do, ask ... and keep asking until you are certain you are doing the right thing.
For further information on this and other topics covered in this document, please refer to your copy of the Company’s Employee Manual entitled “HGS Is You.”

     I acknowledge that I have read this Code of Ethics and Business Conduct (a copy of which has been supplied to me and which I will retain for future reference) and agree to comply in all respects with the terms and provisions hereof. I also acknowledge that this Code of Ethics and Business Conduct may be modified or supplemented from time to time, and I agree to comply with those modifications and supplements, as well.

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